Filed by Roth CH Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Commission File No. 001-40959

Subject Company: Roth CH Acquisition Co.

Sharon AI to Forge Australia’s AI Future with Groundbreaking GPUaaS Supercomputer Featuring NVIDIA Accelerated Computing and Software

New York, USA – March 11th, 2025 — Sharon AI, Inc. (“Sharon AI”), a High-Performance Computing (“HPC”) business focused on Artificial Intelligence (“AI”), Cloud GPU Compute Infrastructure and Data Storage, which recently announced entry into a Business Combination Agreement with Roth CH Acquisition Co. (OTC Markets:USCTF) announces the planned deployment of one of Australia’s most advanced energy-efficient accelerated cloud computing infrastructures. Leveraging NVIDIA groundbreaking reference architecture, Sharon AI is deploying the first phase of an intended 1016 GPU cluster, the “Sharon AI Supercluster,” within NEXTDC’s Tier IV data center located in Melbourne, Australia, which is expected to mark a significant leap in Australia’s sovereign AI capabilities.

As one of Australia’s premier GPU-as-a-Service (GPUaaS) providers, Sharon AI is striving to set a new standard for AI compute infrastructure. The Sharon AI Supercluster is being meticulously designed following NVIDIA reference architecture, with the intention to provide optimal performance and scalability for demanding AI workloads. This initiative underscores Sharon AI’s commitment to providing Australian researchers, developers, and enterprises with unparalleled access to cutting-edge AI technology.

“We are proud to lead the charge in establishing Australia as a hub for AI innovation,” said Wolf Schubert, CEO of Sharon AI Inc. “We expect that by deploying a supercomputer built with NVIDIA accelerated computing and software, we plan to not only deliver exceptional performance but also ensure energy efficiency. The Sharon AI Supercluster should empower our clients to push the boundaries of AI research and development, with the goal of fostering breakthroughs across various industries.”

“AI and accelerated computing provide the backbone for industries across Australia to advance and scale their work with unprecedented efficiency,” said Sudarshan Ramachandran, country manager, enterprise, ANZ at NVIDIA. “With NVIDIA H200 GPUs and NVIDIA Quantum-2 InfiniBand, Sharon AI is building a world-class GPUaaS platform that can drive innovation and empower Australian businesses and researchers to tackle the most complex AI challenges.”

“As AI-driven innovation accelerates, NEXTDC is excited to be supporting the ongoing development of Sharon AI’s product range as one of Australia’s most advanced GPU-as-a-Service (GPUaaS) platforms that empowers organisations with scalable, high-performance computing,” said David Dzienciol, Chief Customer and Commercial Officer of NEXTDC. In collaboration with Sharon AI, NVIDIA, Vast Data and Lenovo, NEXTDC is proud to be helping shape the future of resilient AI infrastructure, to enable every Australian organisation with the advanced computing solutions they need to thrive in an increasingly AI-powered world.”

The cluster builds on Sharon AI’s existing fleet of NVIDIA H100, NVIDIA L40s and NVIDIA A40 GPU’s, with the first phase of NVIDIA H200 GPUs expected to be operational in Q2 2025. This strategic deployment leverages the power of NVIDIA Quantum-2 InfiniBand networking, enabling lightning-fast data transfer and seamless scalability. The system is further enhanced by the VAST Data Platform, ensuring efficient and high-performance data infrastructure.

“AI and high-performance computing demand an entirely new approach to data infrastructure, one that eliminates bottlenecks, maximises efficiency, and scales seamlessly to support the next generation of workloads, said Damien Fox, Managing Director, ANZ of VAST Data.” By integrating the VAST Data Platform into the Sharon Supercluster, Sharon AI ensures that enterprises, researchers, and developers in Australia have access to the performance, resilience, and simplicity needed to accelerate AI innovation. We’re proud to support this milestone deployment and look forward to enabling the future of AI in the region.”

Sharon AI is committed to energy efficiency. NVIDIA H200 GPUs offer exceptional performance within the same power profile as its predecessor, enabling higher energy efficiency. The integration of the NVIDIA AI Enterprise software platform, combined with Lenovo ThinkSystem SR680a V3 servers, provides infrastructure capable of handling complex AI tasks.

“AI is transforming industries at an unprecedented pace and to stay ahead, organizations need powerful and AI-optimized infrastructure to handle complex workloads,” said Vlad Rozanovich, Senior Vice President of Lenovo Infrastructure Solutions Group. “The Sharon AI Supercluster harnesses the power and scalability of the Lenovo ThinkSystem SR680a V3, marking a significant step forward in empowering organizations of any size with the tools they need to drive innovation. Lenovo is excited to support the next generation of AI-driven breakthroughs, helping organizations unlock new insights and push the boundaries of what’s possible.”

It is expected that the Sharon AI Supercluster will seamlessly integrate with the Sharon AI Cloud, a proprietary orchestration and automation platform that simplifies the deployment and management of GPU resources. The platform is expected to empower users to self-provision cutting-edge GPU compute for a wide range of applications, including AI training, fine-tuning, inferencing of generative AI, large language models, VFX rendering, and other complex workloads.

“Our collaboration with, Lenovo, VAST, and NEXTDC with NVIDIA technology integration has been instrumental in bringing this vision to life. By combining the best-in-class hardware and software with our innovative cloud platform, we are providing Australian businesses and researchers with the tools they need to thrive in the age of AI,” added Schubert.

Sharon AI’s comprehensive offering will include an array of popular software tools, development environments, and pre-optimized containers, making it easier for users to get started with AI development. The availability of both on-demand and reserved cloud offerings provides flexibility and cost-effectiveness for a diverse range of users.

This planned deployment solidifies Sharon AI’s position as a leader in Australia’s AI ecosystem, driving innovation and empowering the nation to compete on the global stage.

For Sharon AI Supercluster enquiries, please visit www.sharonai.com

About Sharon AI, Inc

Sharon AI, Inc., is a High-Performance Computing company focused on Artificial Intelligence, Cloud GPU Compute Infrastructure & Data Storage. Sharon AI has a hybrid operational model that sees it deploy in Tier IV data centers as well as pursue the development of its own specialized data center facilities.

For Sharon AI Supercluster and GPU-as-a-Service sales enquiries, please click here.

For more information, visit: www.sharonai.com

Sharon AI Media Contact:

info@sharonai.com

About Roth CH Acquisition Co.

Roth CH Acquisition Co. (OTC Markets: USCTF) is a blank check shell domiciled in the Cayman Islands. The company intends to enter into a business combination with a growth company to go public in the US markets through a reverse merger.

Contact:

alphabanking@craig-hallum.com

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any proxy, consent, authorization, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended.

Additional Information About the Proposed Transaction for Investors and Shareholders

In connection with the proposed transaction between Roth CH and Sharon AI (the “Proposed Transaction”), Roth CH (or a subsidiary of Roth CH) intends to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a proxy statement/prospectus of Roth CH. This press release is not a substitute for the registration statement or for any other document that Roth CH may file with the SEC in connection with the Proposed Transaction. SHARON AI AND ROTH CH URGE INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROTH CH, SHARON AI, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders should note that Roth CH communicates with investors and the public using its website (www.RothCH.com), where anyone will be able to obtain free copies of the proxy statement/prospectus and other documents filed by Roth CH with the SEC, and stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transaction.

Participants in the Solicitation

Roth CH, Sharon AI and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transaction. Information about Roth CH’s directors and executive officers including a description of their interests in Roth CH is included in Roth CH’s most recent Annual Report on Form 10-K, including any information incorporated therein by reference, as filed with the SEC. Additional Information regarding these persons and their interests in the transaction will be included in the proxy statement/prospectus relating to the Proposed Transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This news release contains forward-looking statements that are not historical facts. Forward-looking statements are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and other future conditions. In some cases you can identify these statements by forward-looking words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “should,” “would,” “project,” “plan,” “expect,” “goal,” “seek,” “future,” “likely” or the negative or plural of these words or similar expressions. Examples of such forward-looking statements include but are not limited to express or implied statements regarding Roth CH’s or Sharon AI’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transaction; expectations regarding the use of capital resources, including the time period over which the combined company’s capital resources will be sufficient to fund its anticipated operations; and the expected trading of the combined company’s stock. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. You are cautioned that such statements are not guarantees of future performance and that actual results or developments may differ materially from those set forth in these forward-looking statements. Factors that could cause actual results to differ materially from these forward-looking statements include: the risk that the conditions to the closing or consummation of the Proposed Transaction are not satisfied, including the failure to obtain stockholder approval for the Proposed Transaction; uncertainties as to the timing of the consummation of the Proposed Transaction and the ability of each of Roth CH and Sharon AI to consummate the transactions contemplated by the Proposed Transaction; risks related to Roth CH’s and Sharon AI’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transaction, as applicable, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Proposed Transaction by either company; the effect of the announcement or pendency of the Proposed Transaction on Roth CH’s or Sharon AI’s business relationships, operating results and business generally; costs related to the business combination; the outcome of any legal proceedings that may be instituted against Roth CH, Sharon AI, or any of their respective directors or officers related to the business combination agreement or the transactions contemplated thereby; the ability of Roth CH or Sharon AI to protect their respective intellectual property rights; competitive responses to the Proposed Transaction; unexpected costs, charges or expenses resulting from the Proposed Transaction; whether the combined business of Roth CH and Sharon AI will be successful; legislative, regulatory, political and economic developments; future market conditions; unusual catastrophic loss events; SharonAI’s inability to bring the new Sharon AI Supercluster online; computing hardware not operating at peak performance and connectivity; changes and advances in technology making current technology obsolete; changes in the capital markets and additional risks described in the “Risk Factors” section of Roth CH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC. Additional assumptions, risks and uncertainties are described in detail in our registration statements, reports and other filings with the SEC, which are available at www.sec.gov.

You are cautioned that such statements are not guarantees of future performance and that our actual results may differ materially from those set forth in the forward-looking statements. The forward-looking statements and other information contained in this news release are made as of the date hereof and neither Roth CH nor Sharon AI undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

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